Mail Stop 3561

October 16, 2009

Henry Fong
President
PB Capital International, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re:** **PB Capital International, Inc.**
> **Registration Statement on Form 10**
> **Filed August 18, 2009**
> **File No. 0-53768**

Dear Mr. Fong:

     We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director